UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Summit Therapeutics, PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

86627R102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 86627R102

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		78,288,205*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

78,288,205*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,288,205*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.81%*
14	TYPE OF REPORTING PERSON

IN

* The 78,288,205 Ordinary Shares beneficially owned consist of 15,657,641 American Depositary Shares, which may be exchanged for Ordinary Shares at a 1:5 ratio.

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CUSIP NO. 86627R102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares, par value £0.01 per share (the “Ordinary Shares”) and the American Depositary Shares, each representing five Ordinary Shares (the “ADSs” and together with the Ordinary Shares, the “Shares”), of Summit Therapeutics PLC, a foreign private issuer incorporated in England and Wales whose principal executive office is located at 136A Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom (the “Issuer”).

Item 2.	Identity and Background.
(a)	This statement is filed by Robert W. Duggan (“Mr. Duggan” or the “Reporting Person”).
(b)	The principal business address of Mr. Duggan is 611 S. Fort Harrison Ave., Suite 306, Clearwater, Florida 33756.
(c)	The principal occupation of Mr. Duggan is serving as a private investor.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Duggan is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

The cost of the Shares owned by Mr. Duggan is approximately $25,387,029, including brokerage commissions. Such Shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On January 9, 2019, the Reporting Person acquired 15,625,000 ADSs, exchangeable into 78,125,000 Ordinary Shares pursuant to the terms of a Securities Purchase Agreement with the Issuer dated December 14, 2018. On January 9, 2019, the Reporting Person also entered into a Registration Rights Agreement with the Issuer relating to the Issuer’s obligations with respect to the registration of the resale of the ADSs. The Reporting Person acquired the balance of the ADSs in open market transactions in 2017 and early 2018.

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CUSIP NO. 86627R102

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Person’s investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions and the terms and conditions of the Relationship Agreement (as hereinafter defined), the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares reported owned by the Reporting Persons is based on 82,264,881 Ordinary Shares outstanding, as of December 17, 2018, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Shareholder Circular and Notice of General Meeting, included as Exhibit 99.2 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on December 17, 2018, plus an additional 78,125,000 Ordinary Shares which may be exchanged for ADSs that were issued to Mr. Duggan on January 9, 2019.

A.	Mr. Duggan
(a)	As of the close of business on January 9, 2019, through the holding of 15,657,641 ADSs Mr. Duggan directly owned 78,288,205 Ordinary Shares.

Percentage: Approximately 48.81%

(b)	1. Sole power to vote or direct vote: 78,288,205
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 78,288,205
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Duggan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person, other than Mr. Duggan, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP NO. 86627R102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2018, the Issuer entered into a relationship agreement (the “Relationship Agreement”) with the Reporting Person and Cairn Financial Advisers LLP, a limited liability partnership incorporated in England and Wales with the Registrar of Companies of England and Wales, as the Issuer’s nominated adviser, to regulate the Issuer’s relationship with the Reporting Person and to limit the Reporting Person’s influence over the Issuer’s corporate actions and activities and the outcome of general matters pertaining to the Issuer. Pursuant to the Relationship Agreement, the Reporting Person has agreed to, and has agreed to ensure that any of his associates (within the meaning of the definition of “related party” contained in the AIM Rules) and any person who holds shares of the Issuer on his behalf (together, his “affiliates”) shall among other things: (i) conduct all transactions with the Issuer on arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the AIM Rules; (ii) exercise his voting rights to ensure that the Issuer is capable of carrying on its business and making decisions independently of the Reporting Person and his affiliates; and (iii) abstain from voting in respect of any resolution containing any transaction, agreement or arrangement involving the Issuer or any of its subsidiary undertakings to which the Reporting Person or any of his affiliates is a party. The obligations and restrictions on the Reporting Person will terminate upon the Reporting Person ceasing to be beneficially entitled to Ordinary Shares representing at least 20% of the voting rights attaching to Ordinary Shares or the Ordinary Shares ceasing to be admitted to trading on AIM and the ADSs ceasing to be admitted to trading on the Nasdaq Stock Exchange.

The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Relationship Agreement, included as Exhibits 99.1 hereto incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Relationship Agreement dated December 14, 2018, by and among the Issuer, the Reporting Person and Cairn Financial Advisers LLP (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 6-K filed on December 17, 2018).

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CUSIP NO. 86627R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2019

/s/ Robert W. Duggan
Robert W. Duggan

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CUSIP NO. 86627R102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

American Depositary Shares*	15,625,000	1.60	1/9/19

* The American Depositary Shares may be exchanged for Ordinary Shares at a 1:5 ratio.